ORBITAL CORPORATION LIMITED ABN 32 009 344 0584 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA T: +61 8 9441 2311 F: +61 8 9441 2133 www.orbitalcorp.com.au

ASX Code: OEC
FOR IMMEDIATE RELEASE: 9 SEPTEMBER 2013	NYSE MKT Code: OBT

Orbital to cancel ADR program

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Orbital to cancel United States based ADR program

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Orbital to delist from NYSE MKT

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Orbital to deregister from the U.S. Securities and Exchange Commission

PERTH, AUSTRALIA – Orbital today announces its plans to deregister from the U.S. Securities and Exchange Commission (SEC) through the cancellation of its ADR program and by delisting from NYSE MKT.

Primary reason for the deregistration

The costs and administrative complexity associated with Orbital maintaining a second listing of its securities in the United States are no longer justified by the benefits of that listing.

Orbital incurs expenses of over $200,000 each year in maintaining the United States registration, which represents more than 15% of the average value of our United States market capitalisation.

Process

In accordance with the ADR depositary agreement, Orbital’s depositary (The Bank of New York Mellon) will write to all ADR holders notifying them of the cancellation of the ADR program and advising the process for surrendering their ADRs in favour of the underlying Australian Stock Exchange (ASX) listed Ordinary Shares.

The cancellation of the ADR program will take effect on or around 6 December 2013, being the last day of trading for Orbital’s ADRs on the NYSE MKT.

At the expiration of twelve months from the delisting from the NYSE MKT, Orbital will, in accordance with the SEC’s rules, apply for deregistration.

-ENDS-

CONTACTS

Terry Stinson

Email: info@orbitalcorp.com.au

CEO & Managing Director

Website: www.orbitalcorp.com.au

Ian Veitch

Tel: +61 8 9441 2311

CFO

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the NYSE MKT (OBT).

Orbital to cancel ADR program – Questions & Answers

What is an ADR?

An ADR (American Depositary Receipt) is a stock that trades in the United States but represents a specified number of shares in a foreign company.  Orbital ADRs are issued by The Bank of New York Mellon and represent 16 Ordinary Shares of Orbital.  The ADR can be traded in the US like a share, and trades in US dollars.  An ADR is sometimes also referred to as an American Depositary Share (ADS).

Why is Orbital cancelling its ADR program?

Orbital has decided to cancel the ADR program as part of ongoing efforts to reduce administrative costs and complexity from the company.  Concurrently with the cancellation of the ADR program, Orbital will also delist the ADRs from the NYSE MKT.  At the expiration of twelve months from the delisting from the NYSE MKT, Orbital will, in accordance with the SEC’s rules, apply for deregistration.

When will the ADRs stop trading on the NYSE MKT?

Orbital ADRs last day of trading on the NYSE MKT is expected to be December 6, 2013 and the delisting is expected to become effective December 16, 2013.

What will happen to my ADRs after the cancellation of the program?

As a result of the cancellation of the ADR program, you will have until at least June 13, 2014 to decide if you would like to retain your interest in Ordinary Shares of the Company.  If you do not surrender your ADRs and request delivery of the underlying Ordinary Shares before the Depositary sells those shares, you will lose the right to receive those Ordinary Shares and instead will be entitled, upon subsequent surrender of your ADRs, to receive the net proceeds of sale of those Ordinary Shares.  The date or dates on which the Depositary will sell remaining deposited Ordinary Shares has not been determined, but it will not be earlier than June 13, 2014.

What will happen to Orbital after the cancellation of the program?

Orbital will remain incorporated in Australia and will continue to be subject to the relevant corporation and securities laws of Australia and the United States.  Orbital’s shares will continue to be listed on the Australian Stock Exchange (ASX) and will continue to be subject to the ASX Listing Rules.  Orbital will also continue to be subject to the SEC’s rules until at least December 6, 2014.

Will Orbital remain listed on the ASX?

Yes. Orbital will remain listed on the ASX under the ticker code ‘OEC’ where the stock is traded in Australian dollars.

Will Orbital still be registered with the SEC and comply with Sarbanes Oxley requirements?

Initially, Yes. Orbital will continue to be registered with the SEC and will continue to comply with Sarbanes Oxley requirements after the cancellation of the ADR program.  However, Orbital intends to file for deregistration with the SEC in the event that it meets the criteria for deregistration in due course.  The date that Orbital will apply for deregistration has not been determined, but it will not be earlier than December 6, 2014.

Can United States investors still hold shares in Orbital?

Yes. United States based investors will be able to maintain their investment in Orbital by holding Ordinary Shares in Orbital rather than ADRs.

Can United States investors still buy shares in Orbital?

Yes. United States based investors will still be able to buy and sell Ordinary Shares through the ASX.  There are numerous United States based brokers and online investment sites that allow United States residents to buy and sell shares on the ASX.

What will Orbital’s share price be after the cancellation?

There is no certainty to the price of Orbital shares after the cancellation of the ADR program and concurrent delisting from the NYSE MKT.

Do I have to sell my ADRs?

No. There is no requirement to sell your ADRs before the program is cancelled.  You may at any time up to June 13, 2014 surrender them to The Bank of New York Mellon in exchange for the underlying Ordinary Shares.  If you do not sell or surrender your ADRs, The Bank of New York Mellon will endeavour to sell them and then distribute the proceeds of sale to you.

Should I sell my ADRs or continue to hold them after the cancellation?

This is dependent upon your individual circumstances and the circumstances of the market at the time of cancellation of the program.

You should strongly consider obtaining your own financial advice based on your individual circumstances before deciding on which option you should select.

What do I do if I want to sell my ADRs?

Please contact your stockbroker if you wish to sell your ADRs.

How to I surrender my ADRs for Ordinary Shares?

Instructions on the process for surrendering your ADRs are contained on the notice of cancellation provided to all ADR holders.  For information regarding your Orbital ADRs, please contact The Bank of New York Mellon on telephone number 1-888-BNY-ADRS (1-888-269-2377).

What happens if I don’t sell my ADRs by December 6, 2013?

You will have until June 13, 2014 to surrender your ADRs to The Bank of New York Mellon in exchange for the underlying Ordinary Shares.  If you do not surrender your ADRs by June 13, 2014, The Bank of New York Mellon will endeavour to sell them and then distribute the proceeds of sale to you.